Exhibit 3.1

AMENDMENT NO. 2 TO AMENDED AND RESTATED BY-LAWS OF
LMI AEROSPACE, INC.,
A MISSOURI CORPORATION

In accordance with (1) Article IX of the Amended and Restated By-Laws of LMI Aerospace, Inc., a Missouri corporation (the “Company”) and (2) Article Six, subsection (b) of the Restated Articles of Incorporation of the Company, the Amended and Restated By-Laws of the Company, as heretofore amended, (the “By-Laws”) are hereby further amended as follows:

1.         Article III, Section 1(a). The By-Laws are hereby amended by deleting Article III, Section 1(a) and inserting the following in lieu thereof:

(a)    The number of directors constituting the entire Board shall be not less than three (3) nor more than nine (9) as fixed from time to time by vote of a majority of the entire Board. No reduction of the number of directors shall have the effect of removing any director before that director’s term of office expires. The number of directors constituting the entire Board shall be nine (9) until otherwise fixed by a majority of the entire Board. Any vacancies in the Board of Directors for any reason, and any created directorships resulting from any increase in the directors, may be filled by the Board of Directors, acting by a majority of the directors then in office, although less than a quorum, and any director so chosen shall hold office until the annual meeting for the year in which such director’s term expires and until his or her successor shall be elected and qualified.

Article III, Section 1(b).  The By-Laws are hereby amended by deleting Article III, Section 1(b) and inserting the following in lieu thereof:

(b) Until the 2017 annual meeting of shareholders as further set forth below, the Board of Directors shall be and is divided into three classes designated: Class I, Class II and Class III, which shall be as nearly equal in number as possible, and each director shall serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which the director was elected. Notwithstanding the foregoing, (1) at the 2015 annual meeting of shareholders, the directors whose terms expire at that meeting shall be elected to hold office for a one-year term expiring at the 2016 annual meeting of shareholders; (2) at the 2016 annual meeting of shareholders, the directors whose terms expire at that meeting shall be elected to hold office for a one-year term expiring at the 2017 annual meeting of shareholders; and (3) at the 2017 annual meeting of shareholders and each annual meeting of shareholders thereafter, all directors shall be elected for a one-year term expiring at the next annual meeting of shareholders. Effective as of the 2017 annual meeting of shareholders, the Board of Directors will no longer be classified under Section 351.315 of The General and Business Corporation Law of Missouri and directors shall no longer be divided into three classes. Prior to the 2017 annual meeting of shareholders, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. A director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

I, Renée Skonier, hereby certify that I am the Secretary of the Company and that the above amendments were duly adopted in accordance with Article IX of the Amended and Restated By-Laws of the Company and Article Six, subsection (b) of the Restated Articles of Incorporation of the Company by that certain resolution of the Board of Directors dated April 30, 2015.

/s/ Renée Skonier
Renée Skonier, Secretary